EXHIBIT (d)(2)

AXS-ONE INC. 1998 OPTION PLAN

FORM OF OPTION AGREEMENT

Notice of Grant of Stock Options and Option Agreement	AXS-One Inc. ID: 132966911 301 Route 17 North Rutherford, NJ 07070

Name	Option Number:	000001
Address	Plan: 1998
Address	ID:	123456789

Effective 1/1/0000, you have been granted an Incentive Stock Option to buy xx shares of AXS-One Inc. (the Company) stock at $x.xx per share.

The total option price of the shares granted is $xxxxxx.xx

Shares in each period will become fully vested on the date shown.

Shares:	Vest Type:	Full Vest:	Expiration:
Vesting dates:

By your signature and the Company’s signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company’s Stock Option Plan as amended and the Option Agreement, all of which are attached and made a part of this document.

AXS-One Inc.

Name	Date